UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2021 FINANCIAL STATEMENTS

Legal Information		2
Statement of Comprehensive Income (Loss)		3
Statement of Financial Position		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	17
4 |	Accounting policies	20
5 |	Financial risk management	31
6 |	Critical accounting estimates and judgments	37
7 |	Interest in joint ventures	40
8 |	Contingencies and lawsuits	40
9 |	Revenue from sales and energy purchases	43
10 |	Expenses by nature	45
11 |	Other operating income (expense)	46
12 |	Net financial costs	47
13 |	Basic and diluted (loss) income per share	47
14 |	Property, plant and equipment	48
15 |	Financial instruments	50
16 |	Right-of-use asset	52
17 |	Inventories	52
18 |	Other receivables	53
19 |	Trade receivables	54
20 |	Financial assets at amortized cost	55
21 |	Financial assets at fair value through profit or loss	56
22 |	Cash and cash equivalents	56
23 |	Share capital and additional paid-in capital	56
24 |	Allocation of profits	56
25 |	The Company’s share-based compensation plan	57
26 |	Trade payables	57
27 |	Other payables	58
28 |	Deferred revenue	59
29 |	Borrowings	59
30 |	Salaries and social security taxes payable	61
31 |	Benefit plans	62
32 |	Income tax and deferred tax	64
33 |	Tax liabilities	64
34 |	Provisions	66
35 |	Related-party transactions	66
36 |	Keeping of documentation	68
37 |	Shareholders’ Meetings	68
38 |	Termination of agreement on real estate asset	68
39 |	Change of control	70
40 |	Events after the reporting year	70

Independent Auditors’ Report

2021 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GUDI	Large Users of the Distribution Company
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

1

2021 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-	of the Articles of Incorporation: August 3, 1992
-	of the last amendment to the By-laws: May 28, 2007 (Note 37)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment in edenor’s Class “A” shares.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2021

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,134,420 and 31,380,871 treasury shares as of December 31, 2021 and 2020, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

2021 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2021, 2020, and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20	12.31.19

Revenue	9	113,500	137,782	184,739
Energy purchases	9	(69,800)	(87,408)	(117,160)
Subtotal		43,700	50,374	67,579
Transmission and distribution expenses	10	(29,112)	(29,974)	(33,164)
Gross margin		14,588	20,400	34,415

Selling expenses	10	(11,495)	(16,362)	(15,099)
Administrative expenses	10	(7,447)	(8,075)	(7,881)
Other operating income	11	4,842	3,635	3,567
Other operating expense	11	(4,887)	(3,399)	(5,249)
Impairment of property, plant and equipment	6.c	-	(26,248)	-
Income from interest in joint ventures		2	-	3
Operating profit		(4,397)	(30,049)	9,756

Agreement on the Regularization of Obligations	2.f	-	-	35,111

Financial income	12	65	83	118
Financial costs	12	(26,961)	(13,996)	(13,889)
Other financial results	12	1,741	(2,852)	(7,236)
Net financial costs		(25,155)	(16,765)	(21,007)

Monetary gain (RECPAM)		23,844	14,734	22,987

(Loss) Income before taxes		(5,708)	(32,080)	46,847

Income tax	32	(15,636)	5,376	(21,924)
(Loss) Income for the year		(21,344)	(26,704)	24,923

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	200	164	(15)
Tax effect of actuarial profit on benefit plans	32	(70)	(49)	5
Total other comprehensive results		130	115	(10)

Comprehensive (loss) income for the year attributable to:
Owners of the parent		(21,214)	(26,589)	24,913
Comprehensive (loss) income for the year		(21,214)	(26,589)	24,913

Basic and diluted (loss) income per share:
(Loss) Income per share (argentine pesos per share)	13	(24.39)	(30.52)	28.47

The accompanying notes are an integral part of the Financial Statements.

3

2021 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20
ASSETS
Non-current assets
Property, plant and equipment	14	195,374	188,478
Interest in joint ventures	7	14	17
Right-of-use asset	16	425	344
Other receivables	18	7	143
Financial assets at amortized cost	20	-	361
Total non-current assets		195,820	189,343

Current assets
Inventories	17	3,441	2,823
Other receivables	18	2,133	941
Trade receivables	19	17,563	21,352
Financial assets at amortized cost	20	243	117
Financial assets at fair value through profit or loss	21	15,451	3,352
Cash and cash equivalents	22	3,172	6,582
Total current assets		42,003	35,167
TOTAL ASSETS		237,823	224,510

4

2021 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2021 and 2020 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	55,382	55,373
Treasury stock	23	31	31
Adjustment to treasury stock	23	1,187	1,196
Additional paid-in capital	23	766	760
Cost treasury stock		(4,607)	(4,607)
Legal reserve		3,894	3,894
Voluntary reserve		37,709	64,413
Other comprehensive loss		(199)	(329)
Accumulated losses		(21,344)	(26,704)
TOTAL EQUITY		73,694	94,902

LIABILITIES
Non-current liabilities
Trade payables	26	660	786
Other payables	27	9,452	9,483
Borrowings	29	-	12,465
Deferred revenue	28	1,687	2,220
Salaries and social security payable	30	398	458
Benefit plans	31	997	1,130
Deferred tax liability	32	49,438	35,774
Provisions	34	3,981	3,668
Total non-current liabilities		66,613	65,984
Current liabilities
Trade payables	26	76,177	49,820
Other payables	27	3,977	4,526
Borrowings	29	10,262	216
Deferred revenue	28	44	55
Salaries and social security payable	30	4,515	5,635
Benefit plans	31	131	127
Income tax payable	32	1,254	-
Tax liabilities	33	619	2,705
Provisions	34	537	540
Total current liabilities		97,516	63,624
TOTAL LIABILITIES		164,129	129,608

TOTAL LIABILITIES AND EQUITY		237,823	224,510

The accompanying notes are an integral part of the Financial Statements.

5

2021 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2021, 2020, and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive (loss) profit	Accumulated (losses) profits	Total equity
Balance at December 31, 2018	883	55,806	23	763	760	(3,376)	483	1,159	-	(433)	41,742	97,810

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	2,165	39,577	-	-	(41,742)	-
Acquisition of own shares	(8)	(433)	8	433	-	(1,231)	-	-	-	-	-	(1,231)
Other comprehensive results	-	-	-	-	-	-	-	-	-	(11)	-	(11)
Income for the year	-	-	-	-	-	-	-	-	-	-	24,923	24,923
Balance at December 31, 2019	875	55,373	31	1,196	760	(4,607)	2,648	40,736	-	(444)	24,923	121,491

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020	-	-	-	-	-	-	1,246	23,677	-	-	(24,923)	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	115	-	115
Loss for the year	-	-	-	-	-	-	-	-	-	-	(26,704)	(26,704)
Balance at December 31, 2020	875	55,373	31	1,196	760	(4,607)	3,894	64,413	-	(329)	(26,704)	94,902

Ordinary Shareholders’ Meeting held on April 27, 2021 (Note 37)	-	-	-	-	-	-	-	(26,704)	-	-	26,704	-
Other Reserve Constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	-	6	-	-	6
Payment of Other Reserve Constitution - Share-based compensation plan (Note 25)	-	9	-	(9)	6	-	-	-	(6)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	130	-	130
Loss for the year	-	-	-	-	-	-	-	-	-	-	(21,344)	(21,344)
Balance at December 31, 2021	875	55,382	31	1,187	766	(4,607)	3,894	37,709	-	(199)	(21,344)	73,694

The accompanying notes are an integral part of the Financial Statements.

6

2021 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2021, 2020, and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20	12.31.19
Cash flows from operating activities
(Loss) Income for the year		(21,344)	(26,704)	24,923

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	9,101	9,812	9,499
Depreciation of right-of-use assets	16	458	478	336
Loss on disposals of property, plant and equipment	14	249	227	130
Net accrued interest	12	26,859	13,941	13,741
Income from customer surcharges	11	(1,936)	(2,339)	(2,364)
Exchange difference	12	1,602	4,458	8,561
Income tax	32	15,636	(5,376)	21,924
Allowance for the impairment of trade and other receivables, net of recovery	10	1,962	6,311	2,782
Adjustment to present value of receivables	12	150	195	157
Provision for contingencies, net of recovery	34	2,351	1,030	2,808
Changes in fair value of financial assets	12	(3,967)	(1,492)	(578)
Accrual of benefit plans	10	755	720	538
Recovery of provision for credit RDSA (Note 38)	12	(580)	-	-
Net gain from the cancelattion of Corporate Notes	12	(3)	(626)	(939)
Gain from interest in joint ventures		(2)	-	(3)
Income from non-reimbursable customer contributions	11	(47)	(40)	(14)
Termination of agreement on real estate asset		-	-	(247)
Other financial results		1,058	311	302
Impairment of property, plant and equipment	6.c	-	26,248	-
Agreement on the Regularization of Obligations	2.f	-	-	(35,111)
Monetary gain (RECPAM)		(23,844)	(14,734)	(22,987)
Changes in operating assets and liabilities:
Increase in trade receivables		(2,688)	(5,768)	(7,792)
(Increase) Decrease in other receivables		(808)	(528)	1,768
(Increase) Decrease in inventories		(847)	50	(1,037)
Increase in financial assets at amortized cost		-	(478)	-
Increase in deferred revenue		270	1,900	-
Increase in trade payables		18,237	20,475	7,754
Increase in salaries and social security payable		877	2,582	1,848
Decrease in benefit plans		(71)	(21)	(92)
(Decrease) Increase in tax liabilities		(1,966)	(137)	2,023
Increase (Decrease) in other payables		187	(81)	(1,473)
Derivative financial instruments payments		-	(438)	-
Decrease in provisions	34	(301)	(176)	(201)
Payment of income tax payable		-	(3,651)	(5,390)
Net cash flows generated by operating activities		21,348	26,149	20,866

7

2021 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2021, 2020, and 2019 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.21	12.31.20	12.31.19
Cash flows from investing activities
Payment of property, plants and equipments		(14,725)	(14,858)	(19,245)
Net collection of financial assets		-	-	3,347
(Purchase) Collection net of Mutual funds and government bonds		(10,824)	(3,997)	11,252
Mutuum charges granted to third parties		5	53	296
Mutuum payments granted to third parties		-	-	(204)
Collection of receivables from sale of subsidiaries		-	15	21
Net cash flows used in investing activities		(25,544)	(18,787)	(4,533)

Cash flows from financing activities
Payment of borrowings		-	(1,132)	(3,273)
Payment of lease liability		(526)	(1,035)	(439)
Payment of interests from borrowings		(895)	(1,385)	(2,331)
Cancelattion of Corporate Notes		(17)	(5,731)	(3,144)
Acquisition of own shares		-	-	(1,231)
Net cash flows used in financing activities		(1,438)	(9,283)	(10,418)

(Decrease) Increase in cash and cash equivalents		(5,634)	(1,921)	5,915

Cash and cash equivalents at the beginning of year	22	6,582	6,572	66
Financial results in cash and cash equivalents		2,228	1,386	288
Result from exposure to inflation		(4)	545	303
(Decrease) Increase in cash and cash equivalents		(5,634)	(1,921)	5,915
Cash and cash equivalents at the end of the year	22	3,172	6,582	6,572

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(1,521)	(1,846)	(1,126)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(539)	(371)	(874)

The accompanying notes are an integral part of the Financial Statements.

8

2021 FINANCIAL STATEMENTS NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was authorized by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor (Note 39).

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital and operating losses. This situation is due mainly to the suspension of the electricity rate adjustment since February 2019, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and for maintaining the quality of the service, in an inflationary context in which the Argentine economy has been since mid-2018.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate effect on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

9

2021 FINANCIAL STATEMENTS NOTES

With regard to the Company, in 2021 and the first months of the year 2022, the values of the electricity rate schedules suffered changes that, except for the provisions of ENRE Resolutions No. 107/2021 and 76/2022 dated April 30, 2021 and February 25, 2022 respectively (Note 2.b.), implied only the passing through of the seasonal prices not an improvement of revenues from the Company’s CPD, which are still insufficient to cover the economic and financial needs of the Distribution Company in a context of growing annual inflation, with the rate surpassing 50%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Although in the current year the economic activity has shown a recovery after the effect caused by the COVID-19 pandemic throughout 2020, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in the informal market, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service, and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

As a consequence of the described context, the Company witnessed an even greater deterioration of the economic and financial equation due to the rate freeze, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020 (Note 2.c), payment obligations which have been partially regularized, but as of December 31, 2021 accumulate a past due principal balance of $ 26,259, plus interest and charges for $ 23,880.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Due to that which has been previously described, the Board of Directors understand that a material uncertainty exists that may cast significant doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

10

2021 FINANCIAL STATEMENTS NOTES

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of the distribution networks.

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by Empresa de Energía del Cono Sur S.A., must be offered for sale through a public bidding. If the latter makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Empresa de Energía del Cono Sur S.A. is not the highest bidder, then the bidder who makes the highest bid shall pay Empresa de Energía del Cono Sur S.A. the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Empresa de Energía del Cono Sur S.A. after deducting any amounts receivable to which the Grantor of the concession may be entitled.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the Regulatory Framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Executive Order No. 714/92 of the PEN, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the Regulatory Framework.

Failure to comply with the established guidelines will result in the application of penalties, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

b)	Electricity rate situation

On March 5, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to make known and listen to opinions on the distribution companies’ Transitional Tariff System, with such Public Hearing being held in the framework of the Tariff Structure Review (RTI) Process and prior to defining the electricity rates to be applied by the referred to concession holders. On March 30, edenor made a presentation at the Public Hearing to discuss the transitional tariff adjustment of the Distribution, including revenue requirements and a new tariff structure proposal to cover the public service expenses and investment needs.

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2021 FINANCIAL STATEMENTS NOTES

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the MEM’s winter seasonal programming. It must be pointed out that such rate increase affected only GUDI customers and reflected the increase of the seasonal price passed through to rates without affecting revenues from CPD.

Moreover, on April 30, 2021, by means of Resolution No. 107/2021, and in the framework of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, with a 9% increase, implying a CPD adjustment of 20.9%. In view of the fact that such increase does not cover the increase requested by edenor, on June 15, 2021, an administrative appeal (recurso de alzada) was filed against such Resolution.

On May 11, 2021, by means of Resolution No. 408/2021, the SE approved the Definitive Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period.

On August 10, 2021, by means of Resolutions Nos. 262 and 265/2021, the ENRE approved an increase for large users whose power consumption is equal to or greater than 300 kW, effective from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2021. Both resolutions were appealed to the Energy Secretariat by edenor because the values of the electricity rate schedule in effect provided for by the ENRE did not take into consideration the ex-post adjustments, the recognition of taxes and fees, the pass-through differences arising from non-transferred increases in the seasonal price, or the pending adjustments of CPD. Moreover, neither the transitional system to supplement the required revenue, as provided for by Executive Order No. 1020/2021, nor the differences resulting from a lower than expected demand, requested by edenor, have been established. Both appeals are in process at the closing date of these financial statements.

Moreover, ENRE Resolution No. 323/2021 dated September 27, 2021, set the definitive annual control fee for 2021 that is to be paid by the MEM’s generation, transmission and distribution agents, and provided that final payment thereof would become due during the month of October 2021.

Furthermore, on October 28, 2021, by means of Resolution No. 1029/2021, the SE approved the Definitive Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2021-April 30, 2022 period. Furthermore, the Power Reference Prices (PRP) and the Stabilized Price of Energy (SPE) set by SE Resolution No. 748/2021 dated August 3, 2021 are to be applied to the aforementioned period. The Unsubsidized PRP and SPE are set in order for distribution companies to include in the bills the related subsidy amount as a separate item.

In line with the preceding paragraph, on November 19, 2021, by means of ENRE Resolution No. 487/2021, distribution companies were instructed to determine as from November 1, 2021 the related subsidy amount, which should be clearly identified as “Subsidy from the Federal Government” in the part of the bill that contains the information addressed to the user.

Additionally, by means of Resolution No. 491/2021, the ENRE approved the Injection Rates for User-Generators of the concession areas of distribution companies, effective from August 1, 2021.

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2021 FINANCIAL STATEMENTS NOTES

On January 25, 2022, by means of Resolution No. 25/2022, the ENRE calls a Public Hearing to be held on February 17 to make known and listen to opinions on the following:

-	the treatment for the determination of Power reference prices and the Stabilized Price of Energy in the MEM;
-	the distribution companies’ proposals aimed at obtaining a transitional adjustment of rates, with such public hearing being held within the RTI renegotiation process and prior to defining the electricity rates to be applied by concession holders.

Additionally, on February 3, 2022, by means of Resolution No. 41/2022, the ENRE approves the values of the Company’s electricity rate schedules effective from the billing relating to the reading of meters subsequent to 12:00 AM on February 1, 2022, applying to the aforementioned period the Power Reference Prices (PRP) and the Stabilized Price of Energy (SPE) set by SE Resolution No. 40/2022, not implying the same adjustments of the CPD.

Finally, and within the framework of the transition tariff regime, on February 25, 2022, the ENRE, through Resolution No. 76/2022, applied the new tariff schedules effective as of March 1, 2022, which incorporate the new seasonal prices defined by Resolution SE No. 105/2022 of the Secretary of Energy, which establishes an average increase for Carriers of 20% and an increase in CPD of 8% for edenor.

c)	Debt for the purchase of energy in the MEM

The main consequence of the lack of revenue described in the preceding note has been edenor’s impossibility of complying, in due time and in proper form, with payments to CAMMESA for energy purchases in the MEM. Argentina’s National Congress, recognizing this situation, approved in the FY2021 National Government Budget the offsetting of such debts through the “Special system for the settlement of debts” with CAMMESA provided for by section 87 of Law No. 27,591.

In this regard, by means of Executive Order No. 990/20, the 2021 Budget Law was partially approved. In its section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the MEM accumulated by Electricity Distribution Companies as of September 30, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to sixty-six percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the MEM, reduced by fifty percent.

Consequently, by means of Resolution No. 40/2021, the Energy Secretariat established the “Special System for the Regularization of Payment Obligations” of Electricity Distribution Companies that are agents of the MEM for the debts held with CAMMESA and/or the MEM whether on account of the consumption of energy, power, interest and/or penalties, accumulated as of September 30, 2020. It also established a “Special System of Credits” for those Electricity Distribution Companies that are agents of the MEM and have no debts with CAMMESA and/or the MEM or whose debts are regarded as being within reasonable values vis-à-vis their levels of transactions as of September 30, 2020.

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2021 FINANCIAL STATEMENTS NOTES

Subsequently, the Secretariat determined that it was suitable to establish as indicators for purposes of calculating the credits to be recognized, the maintenance of the electricity rate schedules throughout the year 2020, the policies implemented by each Distribution Company that is an agent of the MEM aimed at benefiting the demand, the effect of the application of the provisions of Executive Order No. 311 dated March 24, 2020, as amended and supplemented, as well as the investment commitments on energy efficiency, technology applied to the provision of the service and/or energy infrastructure works that imply an improvement in the quality of the service provided to users. Therefore, it issued Resolution No. 371/2021, which supplements Resolution No. 40/2021.

Finally, on February 22, 2022, by means of Executive Order No. 88/2022, the Executive Power extended until December 31, 2022 the implementation of the “Special System for the Regularization of Payment Obligations” provided for in section 87 of Law No. 27,591.

d)	Supplementary resolutions

1.     Suspension of issuance of Debit Notes and Supplementary Statements: on February 18, 2021, by means of ENRE Resolution No. 37/2021, the Company was instructed both to suspend, on an immediate and temporary basis, the issuance of Debit Notes and Supplementary Statements (bills) in the terms of section 5 sub-section d) captions I, II and III of the Electric Power Supply Regulations (i.e. those issued when energy values have not been recorded or have been under-measured; those issued when events suggesting metering irregularities or the appropriation of energy by the user prove to be true; or those issued when direct connections are verified), and to refrain from suspending electricity supplies due to non-payment of the amounts arising from the recovery sought on the basis of such regulation, regardless of whether the users have made the pertinent claim, until the ENRE issues the regulations. Furthermore, the Company is instructed to submit a report on the number of bills for Non-recorded or under or over-recorded consumption, issued from March 1, 2020.

2.     System for the issuance of statements: on March 9, 2021, by means of ENRE Resolution No. 58/2021, distribution companies were instructed to issue the electric power public service statements (bills) solely with the amounts relating to the consumption of the billing period and to inform of the debts that have originated in or increased during the periods of the Preventive and Mandatory Social Isolation (“ASPO”) and the Preventive and Mandatory Social Distancing (“DISPO”) health measures. The Company has begun to implement the aforementioned resolution as from September 2021. Furthermore, the Company was instructed to refrain from seeking collection of the consumption accumulated from the ASPO until February 28, 2021, with no guidelines on the payment of such amounts by users having been established -by such regulatory authority- to date.

3.     Reopening of Commercial Offices: by means of Notes NO-2021-84330919-APN-ENRE#MEC and NO-2021-84786820-APN-ENRE#MEC notified on September 9, 2021, the ENRE instructed the Company to reopen the commercial offices after having been closed as per the ENRE’s instruction in the framework of the Preventive and Mandatory Social Isolation (ASPO) and the Preventive and Mandatory Social Distancing (DISPO) provided for by the Federal Government.

4.     Electric Service Statement – Service Disconnection and/or Cancellation of the registered user’s name: the ENRE issued the procedure for how the Company must demand payment of a debt at the time of disconnecting the service or cancelling the registered user’s name. The procedure was notified to the Company on September 13, 2021 by means of Note NO-2021-82569889-APN-ENRE#MEC. Against such procedure, the Company has filed an appeal to the ENRE, which is currently in process.

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2021 FINANCIAL STATEMENTS NOTES
e)	Framework Agreement

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area”, was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

The debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in edenor’s concession area amounted to $ 2,126. Furthermore, it is necessary to consider an amount that will be equivalent to the total consumption of vulnerable neighborhoods between August and December 2020.

All these amounts will be applied to the Work Plan in order that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer. The Company may use the funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

On January 14, 2021, the Company received a first disbursement for $ 1,500, which was placed into low-risk money market funds, which accrued holding results throughout the fiscal year. As of December 31, 2021, negotiations are underway between the Company and the ENRE concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

At the date of issuance of these financial statements, the Company has used a total of $ 1,794.1 (which at the purchasing power of the currency at December 31, 2021 amounts to $ 2,059.8), $ 294.1 of which has not yet been credited, relating to the reports on progress of the works performed.

f)	Agreement on the Regularization of Obligations

On May 10, 2019, edenor, Edesur S.A. and the National Energy Secretariat entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned.

On January 19, 2021, the Federal Government, the PBA and the CABA entered into a new Agreement according to which the Federal Government retains the capacity as grantor of the concession in connection with the concession agreements (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

On September 21, 2021, the National Ministry of Economy issued ME Resolution No. 590/2021 declaring the Agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such Agreement.

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2021 FINANCIAL STATEMENTS NOTES

Notwithstanding the above, at the date of issuance of these financial statements, the Company has not been served notice of the filing of any legal action in order for the Agreement or the acts resulting therefrom to be declared null and void. The administrative act in question has not provided for the suspension of the legal effects of said Agreement, which is, therefore, in full force and effect. Against this resolution the Company has filed an appeal (recurso jerárquico) to the Office of the Head of the Cabinet of Ministers (higher administrative authority) and a motion for clarification with the Ministry of Economy, which was granted and answered by ME Resolution No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that such Agreement has not been suspended.

g)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2021 and 2020, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17 has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2021 period.

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of sixty calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded.

In this regard, the ENRE has implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of sixty days as from the end of the controlled six-month period.

The penalty system provides that penalties are updated in accordance with the variation of the Distributor’s CPD or by the energy tariff average price, as the case may be. Subsequently, in different resolutions related to commercial penalties and penalties relating to the safety on streets and public spaces, the Regulatory Authority provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

By means of Resolution No. 15/2021, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the Active Users and the modality of crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which edenor must produce that information and send it to the ENRE.

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2021 and 2020, which does not imply the Company’s consent to the applied criteria.

Finally, with the approval of the new tariff schedules established by ENRE Resolution No. 76/2022 (Note 2.b.), the amounts of the penalties valued in average kWh must be updated as of March 1, 2022 according to the prices established by the aforementioned Resolution.

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2021 FINANCIAL STATEMENTS NOTES

h)	Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within ninety days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

In connection with the issuance of Corporate Notes, during the term thereof, Empresa de Energía del Cono Sur S.A. is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The financial statements for the year ended December 31, 2021 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 9, 2022.

Comparative information

The balances as of December 31, 2020, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2021. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

In particular, the figures presented in the statement of cash flows as of December 31, 2020 and 2019 have been revised. Based on their nature, certain amounts that were previously disclosed as financial assets at fair value through profit or loss were reclassified to cash equivalents. The impact of these changes is considered non-material and is as follows:

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2021 FINANCIAL STATEMENTS NOTES

	12.31.20 Published	Adjustments	12.31.20
Cash flows from investing activities
(Purchase) Collection net of Mutual funds and government bonds	3,898	(7,895)	(3,997)
Net cash flows used in investing activities	(10,892)	(7,895)	(18,787)

Cash and cash equivalents at the beginning of year	845	5,727	6,572
Financial results in cash and cash equivalents	(546)	1,932	1,386
Result from exposure to inflation	309	236	545
Increase in cash and cash equivalents	5,974	(7,895)	(1,921)
Cash and cash equivalents at the end of the year	6,582		6,582

	12.31.19 Published	Adjustments	12.31.19
Cash flows from investing activities
(Purchase) Collection net of Mutual funds and government bonds	5,194	6,058	11,252
Net cash flows used in investing activities	(10,591)	6,058	(4,533)

Cash and cash equivalents at the beginning of year	88	(22)	66
Financial results in cash and cash equivalents	902	(614)	288
Result from exposure to inflation	(5)	308	303
Increase in cash and cash equivalents	(143)	6,058	5,915
Cash and cash equivalents at the end of the year	842		6,572

Restatement of financial information

The financial statements as of December 31, 2021, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2021, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2021 and ended December 31, 2021, based on that indicated in the preceding paragraph, was 50.9%.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a set of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

In accordance with IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the CPI published by the INDEC from January 2017 (base month: December 2016) with the WPI published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the WPI-, the variation recorded in the CPI of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017, the inflation rate amounted to 50.9%, 36.13%, 53.77%, 47.66% and 24.79%, respectively.

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2021 FINANCIAL STATEMENTS NOTES

The effects of the application of IAS 29 are summarized below:

Restatement of the Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the Statement of Profit or Loss and Other Comprehensive Income

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.

Restatement of the Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)	After the restatement at the date indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the Statement of Cash Flows

IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

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2021 FINANCIAL STATEMENTS NOTES

Note	4 | Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2021 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2021:

- Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Presentation”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance contracts” and IFRS 16 “Leases” (amended in August 2020).

- Amendments to IFRS 16 “Leases”, in connection with rent concessions in the framework of the COVID-19 pandemic (amended in April 2021).

There are no new IFRS or IFRIC applicable as from this fiscal year that have a material impact on the Company’s financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 1 “Presentation of financial statements”, amended in January 2020 and February 2021. It incorporates amendments to the classification of liabilities as current or non-current. It also incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how a company can identify a material accounting policy. The amendments apply to annual periods beginning as from January 1, 2023, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 16 “Property, plant and equipment”, amended in May 2020. It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use. The amendments apply to annual periods beginning as from January 1, 2022, with early adoption permitted. The Company is currently analyzing the impact of the application of the amendments on the Company’s results of operations or its financial position.

- Annual improvements to IFRS – 2018-2020 Cycle: the amendments were issued in May 2020 and apply to annual periods beginning as from January 1, 2022. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IFRS 3 “Business combinations”, amended in May 2020. It incorporates references to the definitions of assets and liabilities in the new Conceptual Framework and clarifications on contingent assets and liabilities that are incurred separately from those assumed in a business combination. It applies to business combinations as from January 1, 2022, with early adoption permitted.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020. It clarifies the scope of the concept of cost of fulfilling an onerous contract. The amendments apply to annual periods beginning as from January 1, 2022, with early adoption permitted. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

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2021 FINANCIAL STATEMENTS NOTES

- IAS 8 “Accounting policies, changes in accounting estimates and errors”, amended in February 2021. It replaces the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments apply to annual periods beginning as from January 1, 2023. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 12 “Income tax”, amended in May 2021. It clarifies how an entity accounts for deferred tax on transactions such as leases and decommissioning obligations. The amendments apply to annual periods beginning as from January 1, 2023.

Note	4.2 | Property, plant and equipment

Property, plant and equipment, except for works in progress, is valued at acquisition cost restated to reflect the effects of inflation, net of accumulated depreciation and recognized impairment losses. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years.

Furniture, tools and equipment: between 5 and 20 years.

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use. These assets begin to be depreciated when they are in economic conditions of use.

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income (Loss).

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2021 FINANCIAL STATEMENTS NOTES

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year (Note 6.c).

Note	4.3 | Interests in joint ventures

The main conceptual definitions are as follow:

i.	A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

ii.	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

iii.	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note	4.4 | Revenue recognition

a.	Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is negotiating the extensions of the Framework Agreement with the Federal and the Provincial Governments, as the case may be (Note 2.e).

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2021 FINANCIAL STATEMENTS NOTES

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable tariffs.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.	The Entity transferred to the buyer the significant risks and rewards;

2.	The amount of revenue was measured reliably;

3.	It is probable that the economic benefits associated with the transaction will flow to the Entity;

4.	The costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.	Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

Note	4.5 | Effects of the changes in foreign currency exchange rates

a.        Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the Entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.       Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Profit or Loss.

The foreign currency exchange rates used are the selling rate for monetary assets and liabilities, and the specific exchange rate for foreign currency denominated transactions.

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2021 FINANCIAL STATEMENTS NOTES

Note	4.5 | Trade and other receivables

a.	Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, along with revenue, when the Framework Agreement has been renewed for the period in which the service was provided and the Federal or the Provincial Government assumes responsibility for the payment of consumption.

b.	Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that it will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

In the case of the subsidies received from the Government, they are recognized at the time of of execution of the defined work plans.

Note	4.7 | Inventories

Inventories are valued at the lower of acquisition cost restated to reflect the effects of inflation and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

Note	4.8 | Financial assets

Note	4.8.1 | Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

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2021 FINANCIAL STATEMENTS NOTES

a.        Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

i.	The objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

ii.	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.       Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note	4.8.2 | Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition thereof, in the case that they are not measured at fair value through profit or loss.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

Note	4.8.3 | Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

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2021 FINANCIAL STATEMENTS NOTES

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Profit or Loss.

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Note	4.9 | Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2020, the economic impact of these transactions, which resulted in a loss of $ 116.7, is recorded in the “Other financial results” account of the Statement of Comprehensive Income (Loss).

Note	4.10 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

i.	Cash and banks in local currency: at nominal value.

ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.

iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note	4.11 | Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.        Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

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2021 FINANCIAL STATEMENTS NOTES

b.       Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.        Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial gain (loss) associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.       Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

Note	4.12 | Trade and other payables

a.	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.	Customer deposits

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.	When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;
ii.	When service has been suspended more than once in one-year period;
iii.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
iv.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

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2021 FINANCIAL STATEMENTS NOTES

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited with the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amount owed by the customer to the Company.

c.	Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.	Other payables

The financial liabilities recorded in Other Payables, the Payment agreement with the ENRE, and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.g), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.g.

Note	4.13 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note	4.14 | Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•	Customer connection to the network: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

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2021 FINANCIAL STATEMENTS NOTES

Note	4.15 | Employee benefits

•	Benefit plans

The Company operates several benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The Company’s accounting policy for benefit plans is as follow:

a.	Service costs are immediately recorded in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the respective result.

Note	4.16 | Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The Company determines the income tax payable by applying the effective 35% rate, resulting from the application of the tax scale in effect, to the estimated taxable profit.

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax will be determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 5	$ 0	25%	$ 0
$ 5	$ 50	$ 1.25	30%	$ 5
$ 50	onwards	$ 14.75	35%	$ 50

The amounts of the detailed scale will be adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

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2021 FINANCIAL STATEMENTS NOTES

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the effective rate resulting from the application of the tax scale in effect at the closing date of the financial statements and which is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, in accordance with the provisions of Law No. 27,430, the Company has applied the tax inflation adjustment set forth in Title VI of the Income Tax Law, effective for fiscal years beginning as from January 1, 2018, albeit with a limited scope of application for certain accounts.

The tax inflation adjustment for the first, second and third fiscal year was applicable as from its effective date in 2018, if the CPI cumulative variation, calculated from the beginning to the end of each year, exceeded fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the CPI cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the CPI cumulative variations for the 12 months of each year had amounted to 36.13% and 53.77%, respectively, which exceeded the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company recognized the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision in those fiscal years.

As from fiscal years ended in December 2021, fourth fiscal year since the implementation of the tax inflation adjustment, the threshold for its application is that the cumulative variation of the aforementioned index for the thirty-six months prior to the closing date of the relevant fiscal year be greater than 100%. Furthermore, as from the fiscal year under analysis said adjustment is no longer applied with deferrals (over six fiscal years) but rather computed in full in the tax balance sheet for the period in which the adjustment is calculated. In accordance with the described criterion, the Company recognized the effect of the tax inflation adjustment in the calculation of the current income tax provision for fiscal year 2021.

Note	4.17 | Leases

A right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

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2021 FINANCIAL STATEMENTS NOTES

Note	4.18 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note	4.19 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note	5 | Financial risk management

Note 5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.	Market risks

i.	Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

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2021 FINANCIAL STATEMENTS NOTES

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2021 and 2020 are $ 102.72 and $ 84.15 per USD 1, respectively.

As of December 31, 2021 and 2020, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.21	Total 12.31.20

ASSETS
CURRENT ASSETS
Other receivables	USD	1	102.720	103	762
	JPY	-	0.893	-	68
Financial assets at fair value through profit or loss	USD	46	102.720	4,725	-
Cash and cash equivalents	USD	12	102.720	1,233	2,159
TOTAL CURRENT ASSETS				6,061	2,989
TOTAL ASSETS				6,061	2,989

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	-	102.720	-	12,465
TOTAL NON-CURRENT LIABILITIES				-	12,465
CURRENT LIABILITIES
Trade payables	USD	12	102.720	1,233	1,451
Borrowings	USD	100	102.720	10,262	216
Other payables	USD	10	102.720	1,027	1,142
TOTAL CURRENT LIABILITIES				12,522	2,809
TOTAL LIABILITIES				12,522	15,274

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2021 for US Dollars (USD) and Japanese Yens (JPY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.21	12.31.20
Net position
US dollar	(6,461)	(12,353)
Japanese Yen	-	68
Total	(6,461)	(12,285)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the loss for the year:

	12.31.21	12.31.20
Net position
US dollar	(646)	(1,235)
Japanese Yen	-	7
Decrease in the results of operations for the year	(646)	(1,228)

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2021 FINANCIAL STATEMENTS NOTES

i.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

ii.	Interest rate risk

It is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2021 and 2020, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

b.	Credit risk

It is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, including outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if there are no independent credit risk ratings, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Departments periodically monitor compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

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2021 FINANCIAL STATEMENTS NOTES

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2021 and 2020, delinquent trade receivables totaled approximately $ 10,409.5 and $ 12,504.4, respectively. As of December 31, 2021 and 2020, the financial statements included allowances for $ 6,006.3 and $ 6,947.9, respectively.

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customer categories that remain unpaid seven working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts included in the Framework Agreement are not considered within delinquent balances of the electricity supplied to low-income areas and shantytowns.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.	Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operating needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in mutual funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2021 and 2020, the Company’s current financial assets at fair value amount to $ 15,450.8 and $ 3,352.3, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2021
Trade payables and other liabilities	52,926	26,963	7,192	311	12,519	99,911
Borrowings	-	-	10,262	-	-	10,262
Total	52,926	26,963	17,454	311	12,519	110,173

As of December 31, 2020
Trade payables and other liabilities	27,414	30,038	5,829	302	13,362	76,945
Borrowings	-	-	216	12,465	-	12,681
Total	27,414	30,038	6,045	12,767	13,362	89,626

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2021 FINANCIAL STATEMENTS NOTES

Note 5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2021 and 2020.

b.     Related to employees who are union members

As of December 31, 2021, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

The collective bargaining agreements entered into in 2020 were in effect until March 2021. Subsequently, in April 2021 a new agreement was signed, and revised in October 2021, which will be in effect until March 2022. At the date of issuance of the financial statements, there is no certainty concerning future collective bargaining agreements.

Note 5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue operating as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity as shown in the Statement of Financial Position plus net debt.

The gearing ratios at December 31, 2021 and 2020 were as follow:

	12.31.21	12.31.20
Total liabilities	164,129	129,608
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(18,623)	(9,934)
Net debt	145,506	119,674
Total Equity	73,694	94,902
Total capital attributable to owners	219,200	214,576
Gearing ratio	66.38%	55.77%

Note 5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and fees.

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2021 FINANCIAL STATEMENTS NOTES

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

Note 5.5 | Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

LEVEL 1

At December 31, 2021
Assets
Financial assets at fair value through profit or loss:
Government bonds	8,872
Mutual funds	6,579
Cash and cash equivalents:
Mutual funds	1,349
Total assets	16,800

At December 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	3,352
Cash and cash equivalents
Mutual funds	4,110
Total assets	7,462

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on specific estimates of the Company. If all the significant variables to establish the fair value of a financial instrument are observable, the instrument is included in level 2. There are no financial instruments that are to be included in level 2.

If one or more of the significant variables used to determine fair value are not observable in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

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2021 FINANCIAL STATEMENTS NOTES

Note	6 | Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are continually evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.	Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customer categories that remain unpaid seven working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption affected neither the classification nor the measurement of the Company’s financial assets.

b.	Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

As from the enactment by the PEN of the new measures, mentioned in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

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2021 FINANCIAL STATEMENTS NOTES

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates, among others. The other variables have low impact on the calculation and have been estimated by the Company using the best available information.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 13.72%, translating it into Argentine pesos for the discount in each of the scenarios presented.

However, the Company is not in a position to ensure that the future performance of the assumptions used for making its projections will be in line with that which the control authorities will define, therefore, they could differ significantly from the estimates and assessments made at the date of preparation of these financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: The Company forecasts that the CPD increases will be transferred to tariffs as from January 2023. Furthermore, from February 2023 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned: 30%.

b)	Scenario No. 2: In January 2023, the Company forecasts that a percentage lower than that resulting from the CPD increases set by the RTI and which had not been applied, will be transferred to tariffs. Furthermore, from February 2023 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned: 60%.

c)	Scenario No. 3: In January 2023, the Company forecasts that 50% of the CPD increases set by the RTI and which had not been applied, will be transferred to tariffs. Furthermore, from August 2023 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned: 10%.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded no impairment of property, plant and equipment.

As of December 31, 2020, the Company recorded an impairment of property, plant and equipment for $ 17,396 million ($26,248 at the purchasing power of the currency at December 31, 2021).

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2021 FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a difference in the nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments, ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA and/or in the application of the system for the settlement of debts with the MEM. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable amount.

d.	Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

e.	Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.	ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.g).

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2021 FINANCIAL STATEMENTS NOTES

g.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors, periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by the Company’s Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income (Loss), Changes in Equity and Cash Flows.

Note	7 | Interest in joint ventures

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.21	12.31.20
SACME	50.00%	14	17

Note	8 | Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. The Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2021 total $ 4,518, for which a provision has been recorded.

We detail below the nature of the significant judicial processes in relation to which, as of December 31, 2021, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

On July 6, 2021, the Company filed an appeal to the Federal Social Security Court of Appeals against AFIP Resolution No. 1740/2021 that dismissed the presentation made by edenor in relation to the assessment of a debt in connection with contributions to Argentina’s Integrated Social Security System, relating to the January 2017-June 2019 period, for differences detected due to the use of the rate set forth in Section 2 Sub-section B) 2001 (17%), when the applicable rate, according to the AFIP, is that mentioned in Section 2 Sub-section A) (21%), of Executive Order No. 814.

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2021 FINANCIAL STATEMENTS NOTES

Additionally, on April 8, 2021, the Company was notified by the AFIP of a new resolution pursuant to which a debt had been assessed for the same concept, relating to the July 2019-November 2019 period. The resolution was challenged by the Company on September 23, 2021.

This new notification follows the one received on July 12, 2018 relating to the December 2011-December 2016 period, and has been appealed to the Federal Social Security Court of Appeals.

The Company’s Management believes that the application of the 17% rate is correct. In this regard, in accordance with the analysis performed, it is reasonable that “minority government-owned corporations (sociedades anónimas con simple participación estatal) governed by Law No. 19,550” be understood to mean all those corporations (sociedades anónimas) in which the government has a minority stake, whatever the reason why such stake has been acquired. Therefore, included therein are the shareholdings that the National Social Security Administration (“ANSES”) has in certain corporations, among which the Company is included.

The Company filed appeals to the Federal Social Security Court of Appeals, on July 6, 2021 and September 13, 2021, against the first two resolutions, relating to the 01/2017-06/2019 and 11/2011-12/2016 periods, respectively, as the administrative remedies available in relation thereto have been exhausted.

Under such conditions and in connection with the aforementioned AFIP’s assessment, in the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2021.

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (case file No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

At the date of issuance of these financial statements, the Company has answered the complaint, with the case being currently in process.

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company believe that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of December 31, 2021.

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2021 FINANCIAL STATEMENTS NOTES

-	AFIP’s Income Tax claim, Undocumented outflows and VAT

On July 2, 2020, and at the request of the Court hearing a criminal case, the AFIP initiated the sua sponte assessment process of tax debt for possible apocryphal invoices issued by the suppliers in question, as they are considered to be “usinas mixtas” (companies used as real and fake invoice plants).

In this regard, on May 17, 2021 the AFIP notified the Company of three resolutions, whereby the tax authorities resolved:

i)                 To object to the Company’s transactions with two suppliers, and thereby to the related tax credit for the January 2017-December 2018 monthly tax periods;

ii)                That the Company would have deducted from its tax balance sheets for the 2017 and 2018 tax periods unfounded expenses and/or costs related to the transactions presumably carried out with the suppliers in question;

iii)              To object to the transactions with both suppliers and the destination of the funds earmarked for the settlement thereof;

iv)	To initiate investigative proceedings for the 2017 and 2018 periods in respect of:
a.	Income tax;
b.	Value Added Tax;
c.	Undocumented outflows.

On July 6, 2021, the Company answered the notice, with respect to the income tax, undocumented outflows and value added tax concepts for the 2017 and 2018 tax periods, answering to the charges and filing a motion for nullity on the AFIP’s tax claim, stating the legal foundations and submitting the relevant documentary evidence.

Additionally, in response to the Tax Authorities’ subsequent orders aimed at obtaining further evidence, the duly submitted information was supplemented with more details, in the two presentations dated September 23 and October 14, 2021.

On November 17, 2021, the Company was served notice of three resolutions from the AFIP with the respective sua sponte assessments of the three taxes previously mentioned.

The Company believes that the assessments issued by the AFIP are groundless; therefore, on December 10, 2021 an Appeal was filed to the Federal Tax Court against the three rulings. This appeal stays the execution of payment.

In the Company’s opinion, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of December 31, 2021.

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2021 FINANCIAL STATEMENTS NOTES

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

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2021 FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	12.31.21		12.31.20		12.31.19
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	12,373	66,852	11,600	86,541	10,768	109,511
Medium demand segment: Commercial and industrial (T2)	1,447	12,150	1,341	15,909	1,549	24,104
Large demand segment (T3)	3,492	28,531	3,210	29,921	3,503	48,203
Other: (Shantytowns/Wheeling system)	4,398	5,192	4,028	4,695	4,154	2,159
Subtotal - Sales of electricity	21,710	112,725	20,179	137,066	19,974	183,977

Other services
Right of use of poles		702		635		582
Connection and reconnection charges		73		81		180
Subtotal - Other services		775		716		762

Total - Revenue		113,500		137,782		184,739

	12.31.21		12.31.20		12.31.19
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	26,373	(69,800)	25,124	(87,408)	24,960	(117,160)

(1)	As of December 31, 2021, 2020 and 2019, includes technical and non-technical energy losses for 4,663 GWh, 4,945 GWh and 4,986 GWh, respectively.

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2021 FINANCIAL STATEMENTS NOTES

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	11,292	1,797	2,553	15,642
Pension plans	545	87	123	755
Communications expenses	260	577	-	837
Allowance for the impairment of trade and other receivables	-	1,962	-	1,962
Supplies consumption	2,264	-	212	2,476
Leases and insurance	-	-	511	511
Security service	507	43	116	666
Fees and remuneration for services	5,832	3,105	2,588	11,525
Public relations and marketing	-	116	-	116
Advertising and sponsorship	-	60	-	60
Reimbursements to personnel	-	-	1	1
Depreciation of property, plant and equipment	7,159	1,067	875	9,101
Depreciation of right-of-use asset	46	92	320	458
Directors and Supervisory Committee members’ fees	-	-	35	35
ENRE penalties (1)	1,207	838	-	2,045
Taxes and charges	-	1,751	85	1,836
Other	-	-	28	28
At 12.31.21	29,112	11,495	7,447	48,054

(1)	Includes recovery of technical service quality-related penalties for $ 344.3.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2021 for $ 2,300.4.

Expenses by nature at 12.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	11,703	1,942	3,428	17,073
Pension plans	493	82	145	720
Communications expenses	329	670	1	1,000
Allowance for the impairment of trade and other receivables	-	6,311	-	6,311
Supplies consumption	2,834	-	223	3,057
Leases and insurance	1	1	475	477
Security service	462	49	52	563
Fees and remuneration for services	5,885	3,275	2,320	11,480
Public relations and marketing	-	29	-	29
Advertising and sponsorship	-	15	-	15
Reimbursements to personnel	-	-	1	1
Depreciation of property, plant and equipment	7,720	1,148	944	9,812
Depreciation of right-of-use asset	48	97	333	478
Directors and Supervisory Committee members’ fees	-	-	43	43
ENRE penalties (2)	499	550	-	1,049
Taxes and charges	-	2,193	96	2,289
Other	-	-	14	14
At 12.31.20	29,974	16,362	8,075	54,411

(2)	Includes recovery of technical service quality-related penalties for $ 1,057.4.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2020 for $ 2,785.3.

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2021 FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	13,076	2,149	2,745	17,970
Pension plans	392	65	81	538
Communications expenses	170	760	35	965
Allowance for the impairment of trade and other receivables	-	2,782	-	2,782
Supplies consumption	3,319	-	235	3,554
Leases and insurance	-	-	465	465
Security service	487	88	190	765
Fees and remuneration for services	5,253	3,323	2,800	11,376
Public relations and marketing	-	84	-	84
Advertising and sponsorship	-	44	-	44
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	7,472	1,114	913	9,499
Depreciation of right-of-use asset	33	68	235	336
Directors and Supervisory Committee members’ fees	-	-	45	45
ENRE penalties	2,962	2,725	-	5,687
Taxes and charges	-	1,897	103	2,000
Other	-	-	32	32
At 12.31.19	33,164	15,099	7,881	56,144

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2019 for $ 2,313.8.

Note	11 | Other operating income (expense)

	Note	12.31.21	12.31.20	12.31.19
Other operating income
Income from customer surcharges		1,936	2,339	2,364
Commissions on municipal taxes collection		359	338	264
Fines to suppliers		118	-	41
Services provided to third parties		248	363	370
Related parties	35.a	-	65	41
Recovery of provision for contingences	34	-	313	-
Income from non-reimbursable customer contributions		47	40	14
Expense recovery		31	107	336
Construction plan Framework agreement	2.e	2,060	-	-
Other		43	70	137
Total other operating income		4,842	3,635	3,567

Other operating expense
Gratifications for services		(863)	(77)	(395)
Cost for services provided to third parties		(112)	(145)	(199)
Severance paid		(37)	(37)	(44)
Debit and Credit Tax		(1,068)	(1,235)	(1,628)
Provision for contingencies	34	(2,351)	(1,343)	(2,808)
Disposals of property, plant and equipment		(249)	(227)	(130)
Refund of fines to suppliers		-	(195)	-
Other		(207)	(140)	(45)
Total other operating expense		(4,887)	(3,399)	(5,249)

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2021 FINANCIAL STATEMENTS NOTES

Note	12 | Net financial costs

	Note	12.31.21	12.31.20	12.31.19
Financial income
Financial interest		65	38	113
Other interest	35.a	-	45	5
Total financial income		65	83	118

Financial costs
Commercial interest		(22,232)	(9,031)	(6,139)
Interest and other		(4,688)	(4,783)	(7,704)
Fiscal interest		(4)	(165)	(11)
Bank fees and expenses		(37)	(17)	(35)
Total financial costs		(26,961)	(13,996)	(13,889)

Other financial results
Changes in fair value of financial assets		3,967	1,492	578
Net gain from the cancelattion of Corporate Notes		3	626	939
Exchange differences		(1,602)	(4,458)	(8,561)
Adjustment to present value of receivables		(150)	(195)	(157)
Recovery of provision for credit RDSA	38	580	-	-
Other financial costs (*)		(1,057)	(317)	(35)
Total other financial results		1,741	(2,852)	(7,236)
Total net financial costs		(25,155)	(16,765)	(21,007)

(*) As of December 31, 2021, includes $ 911 relating to EDELCOS S.A.’s technical assistance (Note 35).

Note	13 | Basic and diluted (loss) income per share

Basic

The basic (loss) income per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2021, 2020 and 2019, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) income per share coincides with the diluted (loss) income per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.21	12.31.20	12.31.19
(Loss) Income for the year attributable to the owners of the Company	(21,344)	(26,704)	24,913
Weighted average number of common shares outstanding	875	875	875
Basic and diluted (loss) income per share – in pesos	(24.39)	(30.52)	28.47

47

2021 FINANCIAL STATEMENTS NOTES

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	5,498	47,483	120,974	52,866	9,461	42,313	485	279,080
Accumulated depreciation	(1,079)	(15,890)	(46,771)	(20,668)	(6,194)	-	-	(90,602)
Net amount	4,419	31,593	74,203	32,198	3,267	42,313	485	188,478

Additions	51	316	229	452	1,488	12,277	1,433	16,246
Disposals	(6)	-	(32)	(210)	(1)	-	-	(249)
Transfers	135	3,180	5,929	2,165	1,001	(10,972)	(1,438)	-
Depreciation for the year	(129)	(1,731)	(4,197)	(2,122)	(922)	-	-	(9,101)
Net amount 12.31.21	4,470	33,358	76,132	32,483	4,833	43,618	480	195,374

At 12.31.21
Cost	5,679	50,979	126,941	55,163	11,929	43,618	480	294,789
Accumulated depreciation	(1,209)	(17,621)	(50,809)	(22,680)	(7,096)	-	-	(99,415)
Net amount	4,470	33,358	76,132	32,483	4,833	43,618	480	195,374

•     During the year ended December 31, 2021, the Company capitalized as direct own costs $ 2,300.4.

48

2021 FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	4,913	45,261	128,855	54,901	8,216	46,427	499	289,072
Accumulated depreciation	(940)	(14,094)	(42,379)	(18,397)	(5,201)	-	-	(81,011)
Net amount	3,973	31,167	86,476	36,504	3,015	46,427	499	208,061

Additions	62	1,918	217	442	1,092	12,842	131	16,704
Disposals	-	(3)	(78)	(146)	-	-	-	(227)
Transfers	524	6,318	6,259	3,848	152	(16,956)	(145)	-
Depreciation for the year	(140)	(1,799)	(4,556)	(2,325)	(992)	-	-	(9,812)
Impairment	-	(6,008)	(14,115)	(6,125)	-	-	-	(26,248)
Net amount 12.31.20	4,419	31,593	74,203	32,198	3,267	42,313	485	188,478

At 12.31.20
Cost	5,498	47,483	120,974	52,866	9,461	42,313	485	279,080
Accumulated depreciation	(1,079)	(15,890)	(46,771)	(20,668)	(6,194)	-	-	(90,602)
Net amount	4,419	31,593	74,203	32,198	3,267	42,313	485	188,478

•	During the year ended December 31, 2020, the Company capitalized as direct own costs $ 2,785.3.
•	Includes $ 2,197.7 in additions, related to a 500/220 Kw - 800 MVA transformer bank in General Rodriguez transformer station (section 8, item 8.2 of the agreement entered into by the Company, the BICE bank and CAMMESA on April 24, 2014); with a contra-account in Deferred revenue.

49

2021 FINANCIAL STATEMENTS NOTES

Note	15 | Financial instruments

Note 15.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2021
Assets
Trade receivables	17,563	-	-	17,563
Other receivables	2,117	-	23	2,140
Cash and cash equivalents
Cash and Banks	1,518	-	-	1,518
Time deposits	305	-	-	305
Mutual funds	-	1,349	-	1,349
Financial assets at fair value through profit or loss:
Government bonds	-	8,872	-	8,872
Mutual funds	-	6,579	-	6,579
Financial assets at amortized cost:
Government bonds	243	-	-	243
Total	21,746	16,800	23	38,569

As of December 31, 2020
Assets
Trade receivables	21,352	-	-	21,352
Other receivables	592	-	492	1,084
Cash and cash equivalents
Cash and Banks	2,472	-	-	2,472
Mutual funds	-	4,110	-	4,110
Financial assets at fair value through profit or loss:
Government bonds	-	3,352	-	3,352
Financial assets at fair value
Government bonds	478	-	-	478
Total	24,894	7,462	492	32,848

	Financial liabilities at amortized cost	Total
As of December 31, 2021
Liabilities
Trade payables	76,837	76,837
Other payables	13,429	13,429
Borrowings	10,262	10,262
Total	100,528	100,528

As of December 31, 2020
Liabilities
Trade payables	50,606	50,606
Other payables	14,009	14,009
Borrowings	12,681	12,681
Total	77,296	77,296

Financial instruments categories have been determined based on IFRS 9.

50

2021 FINANCIAL STATEMENTS NOTES

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2021
Interest income	65	-	65
Exchange differences	456	492	948
Changes in fair value of financial assets	-	3,967	3,967
Net gain from the cancelattion of Corporate Notes	3	-	3
Other	580	-	580
Total	1,104	4,459	5,563

As of December 31, 2020
Interest income	83	-	83
Exchange differences	860	874	1,734
Changes in fair value of financial assets	-	1,492	1,492
Net gain from the cancelattion of Corporate Notes	626	-	626
Total	1,569	2,366	3,935

	Financial liabilities at amortized cost	Total
As of December 31, 2021
Interest expense	(26,920)	(26,920)
Exchange differences	(2,550)	(2,550)
Other financial results	(1,057)	(1,057)
Total	(30,527)	(30,527)

As of December 31, 2020
Interest expense	(13,814)	#REF!
Exchange differences	(6,192)	(6,192)
Other financial results	(317)	(317)
Total	(20,323)	#REF!

Note 15.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.21	12.31.20
Customers with no external credit rating:
Group 1 (i)	12,828	15,748
Group 2 (ii)	1,660	1,304
Group 3 (iii)	3,075	4,300
Total trade receivables	17,563	21,352

(i)            Relates to customers with debt to become due.

(ii)            Relates to customers with past due debt from 0 to 3 months.

(iii)            Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

51

2021 FINANCIAL STATEMENTS NOTES

Note	16 | Right-of-use asset

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	12.31.21	12.31.20
Right of uses asset by leases	425	344

The development of right-of-use assets is as follows:

	12.31.21	12.31.20
Balance at beginning of year	344	357
Additions	539	465
Depreciation for the year	(458)	(478)
Balance at end of the year	425	344

Note	17 | Inventories

	12.31.21	12.31.20

Supplies and spare-parts	3,441	2,772
Advance to suppliers	-	51
Total inventories	3,441	2,823

52

2021 FINANCIAL STATEMENTS NOTES

Note	18 | Other receivables

	Note	12.31.21	12.31.20
Non-current:
Credit for Real estate asset	38	-	3,325
Financial credit		5	21
Related parties	35.d	2	5
Allowance for the impairment of other receivables		-	(3,208)
Total non-current		7	143

Current:
Credit for Real estate asset	38	31	55
Construction plan Framework agreement	2.e	294	-
Judicial deposits		85	116
Security deposits		64	58
Prepaid expenses		208	64
Advances to personnel		24	3
Financial credit		14	27
Advances to suppliers		9	110
Tax credits		1,364	492
Related parties	35.d	1	28
Debtors for complementary activities		63	103
Other		5	1
Allowance for the impairment of other receivables		(29)	(116)
Total current		2,133	941

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.21	12.31.20
Balance at beginning of year	3,324	4,501
Increase	3	140
Decrease	(1,771)	-
Result from exposure to inflation	(939)	(1,192)
Recovery	(588)	(125)
Balance at end of the year	29	3,324

The aging analysis of these other receivables is as follows:

	12.31.21	12.31.20
Without expiry date	151	202
Past due	341	98
Up to 3 months	610	125
From 3 to 6 months	355	478
From 6 to 9 months	338	17
From 9 to 12 months	338	21
More than 12 months	7	143
Total other receivables	2,140	1,084

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

53

2021 FINANCIAL STATEMENTS NOTES

Note	19 | Trade receivables

	12.31.21	12.31.20
Current:
Sales of electricity – Billed	15,037	18,565
Framework Agreement (1)	-	14
Receivables in litigation	253	452
Allowance for the impairment of trade receivables	(6,006)	(6,948)
Subtotal	9,284	12,083

Sales of electricity – Unbilled	7,894	8,769
PBA & CABA government credit	383	497
Fee payable for the expansion of the transportation and others	2	3
Total current	17,563	21,352

(1)	As of December 31, 2020, the Province of Buenos Aires and the Federal Government have a debt with the Company for the consumption of electricity by low-income areas and shantytowns. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

54

2021 FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.21	12.31.20
Balance at beginning of the year	6,948	3,176
Increase	1,967	6,296
Decrease	(211)	(928)
Result from exposure to inflation	(2,698)	(1,596)
Balance at end of the year	6,006	6,948

The aging analysis of these trade receivables is as follows:

	12.31.21	12.31.20
Not due	-	14
Past due	4,735	5,604
Up to 3 months	12,828	15,734
Total trade receivables	17,563	21,352

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.21
Allowance	6,306
Variation	300

- 5% decrease in the uncollectibility rate estimate
12.31.21
Allowance	5,705
Variation	(301)

Note	20 | Financial assets at amortized cost

	12.31.21	12.31.20
Non-current
Government bonds	-	361

Current
Government bonds	243	117

55

2021 FINANCIAL STATEMENTS NOTES

Note	21 | Financial assets at fair value through profit or loss

	12.31.21	12.31.20

Government bonds	8,872	3,352
Mutual funds	6,579	-
Total Financial assets at fair value through profit or loss	15,451	3,352

Note	22 | Cash and cash equivalents

	12.31.21	12.31.20
Cash and banks	1,518	2,472
Time deposits	305	-
Mutual funds	1,349	4,110
Total cash and cash equivalents	3,172	6,582

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2019 and 2020	57,475	760	58,235

Payment of Other reserve constitution - Share-bases compensation plan	-	6	6
Balance at December 31, 2021	57,475	766	58,241

As of December 31, 2021, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2021, the Company complies with the indebtedness ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

56

2021 FINANCIAL STATEMENTS NOTES

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	25 | The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017.

On April 15, 2021, 246,451 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

The fair value of the previously referred to shares at the award date, amounted to $ 162.3 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	26 | Trade payables

	12.31.21	12.31.20
Non-current
Customer guarantees	367	414
Customer contributions	293	372
Total non-current	660	786

Current
Payables for purchase of electricity - CAMMESA	57,618	32,265
Provision for unbilled electricity purchases - CAMMESA	9,480	10,025
Suppliers	8,542	6,880
Advance to customer	468	602
Customer contributions	32	48
Discounts to customers	37	-
Total current	76,177	49,820

The fair values of non-current customer contributions as of December 31, 2021 and 2020 amount to $ 46.4 and $ 64.6, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

57

2021 FINANCIAL STATEMENTS NOTES

Note	27 | Other payables

	Note	12.31.21	12.31.20
Non-current
ENRE penalties and discounts		9,373	9,391
Financial Lease Liability (1)		79	92
Total Non-current		9,452	9,483

Current
ENRE penalties and discounts		3,554	4,265
Related parties	35.d	138	22
Advances for works to be performed		13	20
Financial Lease Liability (1)		268	217
Other		4	2
Total Current		3,977	4,526

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	12.31.21	12.31.20
Balance at beginning of year	309	301
Increase	451	258
Payments	(526)	(382)
Exchange difference	89	96
Interest	128	86
Result from exposure to inlfation	(104)	(50)
Balance at end of the year	347	309

As of December 31, 2021, future minimum payments with respect to finance leases are those detailed below:

	12.31.21	12.31.20
2021	-	297
2022	380	74
2023	116	27
2024	6	-
Total future minimum lease payments	502	398

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2021 and 2020, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.21	12.31.20
2021	-	715
2022	727	712
2023	700	705
2024	2	-
Total future minimum lease collections	1,429	2,132

58

2021 FINANCIAL STATEMENTS NOTES

Note	28 | Deferred revenue

	12.31.21	12.31.20
Non-current
Nonrefundable customer contributions	1,687	2,220

	12.31.21	12.31.20
Current
Nonrefundable customer contributions	44	55

Note	29 | Borrowings

	12.31.21	12.31.20
Non-current
Corporate notes (1)	-	12,465

Current
Corporate notes (1)	10,067	-
Interest from corporate notes	195	216
Total current	10,262	216

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of December 31, 2021 and 2020 amount approximately to $ 8,982.5 and $ 10,228.5, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

The Company’s borrowings are denominated in the following currencies:

	12.31.21	12.31.20
US dollars	10,262	12,681

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.21	12.31.20
Fixed rate
Less than 1 year	10,262	216
From 1 to 2 years	-	12,465
Total fixed rate	10,262	12,681

59

2021 FINANCIAL STATEMENTS NOTES

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.21	12.31.20
Balance at beginning of the year	12,681	20,246
Payment of borrowings' interests	(895)	(1,385)
Paid from repurchase of Corporate Notes	(17)	(5,731)
Payment of borrowings	-	(1,132)
Gain from repurchase of Corporate Notes	(3)	(626)
Exchange diference and interest accrued	2,769	6,113
Result from exposure to inlfation	(4,273)	(4,804)
Balance at the end of year	10,262	12,681

Corporate Notes programs

The Company has a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.20	Debt repurchase	Debt structure at 12.31.21	At 12.31.21
Fixed Rate Par Note	9	9.75	2022	98	-	98	10,067
Total				98	-	98	10,067

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.19	Debt repurchase	Debt structure at 12.31.20	At 12.31.20
Fixed Rate Par Note	9	9.75	2022	137	(39)	98	12,465
Total				137	(39)	98	12,465

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

-	Encumbrance or authorization to encumber its property or assets;
-	Incurrence of indebtedness, in certain specified cases;
-	Sale of the Company’s assets related to its main business;
-	Carrying out of transactions with shareholders or related companies;
-	Making certain payments (including, among others, dividends, purchases of edenor’s common shares or payments on subordinated debt).

ii.	Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

60

2021 FINANCIAL STATEMENTS NOTES

-	The Company’s long-term debt rating is raised to Investment Grade, or the Company’s Debt Ratio is equal to or lower than 3.
-	If the Company subsequently losses its Investment Grade rating or its Debt Ratio is higher than 3, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

Furthermore, on January 28, 2021, the Company paid Class 9 Corporate Notes for a total of USD 224,000 nominal value, equivalent to $ 23, received as collection of receivables. At the date of these financial statements, the Corporate Notes that remain outstanding amount to USD 98.1 million nominal value.

Additionally, on July 16, 2021, within the framework of the change of control of the Company (Note 39), and as provided for in article 10.3 of the class 9 Corporate Notes prospectus, which provides that each holder of these instruments will be entitled to require that the Company repurchase all or any part thereof by submitting an Offer due to Change of Control, the Company’s Board of Directors approved and informed the markets of the launching of the consent solicitation for consents of the holders of Corporate Notes due 2022.

In this regard, on July 30, 2021, the Company, given the majority support of the holders, obtained approval of the consent solicitation issued on July 16. Thus, edenor maintains the financial terms set forth in the respective Corporate Notes.

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.21	12.31.20
Non-current
Early retirements payable	-	37
Seniority-based bonus	398	421
Total non-current	398	458

Current
Salaries payable and provisions	4,159	5,181
Social security payable	332	415
Early retirements payable	24	39
Total current	4,515	5,635

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.21	12.31.20	12.31.19
Salaries	11,262	12,293	12,939
Social security taxes	4,380	4,780	5,031
Total salaries and social security taxes	15,642	17,073	17,970

61

2021 FINANCIAL STATEMENTS NOTES

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2021 and 2020, amount to $ 23.8 and $ 80.1, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2021 and 2020, the related liabilities amount to $ 404.5 and $ 421.1, respectively.

As of December 31, 2021 and 2020, the number of employees amounts to 4,668 and 4,776, respectively.

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.21	12.31.20
Non-current	997	1,130
Current	131	127
Total Benefit plans	1,128	1,257

The breakdown of the benefit plan obligations as of December 31, 2021 and 2020 is as follows:

	12.31.21	12.31.20
Benefit payment obligations at beginning of year	1,257	1,181
Current service cost	66	243
Interest cost	689	477
Actuarial losses	(200)	(164)
Result from exposure to inflation for the year	(613)	(459)
Benefits paid to participating employees	(71)	(21)
Benefit payment obligations at end of year	1,128	1,257

As of December 31, 2021 and 2020, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income (Loss) is as follows:

	12.31.21	12.31.20	12.31.19
Cost	66	243	226
Interest	689	477	312
Actuarial results - Other comprehensive results	(200)	(164)	15
	555	556	553

62

2021 FINANCIAL STATEMENTS NOTES

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.21	12.31.20	12.31.19
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	57%	50%	31%

Sensitivity analysis:

12.31.21
Discount Rate: 4%
Obligation	1,234
Variation	106
9%

Discount Rate: 6%
Obligation	1,038
Variation	(90)
(8%)

Salary Increase : 0%
Obligation	1,034
Variation	(94)
(8%)

Salary Increase: 2%
Obligation	1,237
Variation	109
9%

The expected payments of benefits are as follow:

	In 2022	In 2023	In 2024	In 2025	In 2026	Between 2027 to 2031
At December 31, 2021
Benefit payment obligations	131	23	25	26	5	22

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2021.

63

2021 FINANCIAL STATEMENTS NOTES

These benefits do not apply to key management personnel.

Note	32 | Income tax and deferred tax

The breakdown of deferred tax assets and liabilities is as follows:

	12.31.20	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.21
Deferred tax assets
Tax loss carryforward	374	(126)	(248)	-	-
Trade receivables and other receivables	2,038	(687)	882	-	2,233
Trade payables and other payables	1,022	(345)	524	-	1,201
Salaries and social security taxes payable	385	(130)	277	-	532
Benefit plans	116	(39)	11	(70)	18
Tax liabilities	29	(10)	6	-	25
Provisions	1,234	(416)	798	-	1,616
Deferred tax asset	5,198	(1,753)	2,250	(70)	5,625

Deferred tax liabilities:
Property, plant and equipment	(35,283)	11,899	(27,600)	-	(50,984)
Financial assets at fair value through profit or loss	(450)	152	(84)	-	(382)
Borrowings	(3)	1	1	-	(1)
Tax inflation adjustment	(5,236)	1,766	(226)	-	(3,696)
Deferred tax liability	(40,972)	13,818	(27,909)	-	(55,063)

Net deferred tax liability	(35,774)	12,065	(25,659)	(70)	(49,438)

	12.31.19	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.20
Deferred tax assets
Tax loss carryforward	-	-	374	-	374
Trade receivables and other receivables	1,137	(302)	1,203	-	2,038
Trade payables and other payables	1,236	(327)	113	-	1,022
Salaries and social security taxes payable	232	(60)	213	-	385
Benefit plans	222	(59)	2	(49)	116
Tax liabilities	38	(11)	2	-	29
Provisions	1,382	(367)	219	-	1,234
Deferred tax asset	4,247	(1,126)	2,126	(49)	5,198

Deferred tax liabilities:
Property, plant and equipment	(40,347)	10,710	(5,646)	-	(35,283)
Financial assets at fair value through profit or loss	(427)	113	(136)	-	(450)
Borrowings	(8)	3	2	-	(3)
Tax inflation adjustment	(4,658)	1,237	(1,815)	-	(5,236)
Deferred tax liability	(45,440)	12,063	(7,595)	-	(40,972)

Net deferred tax liability	(41,193)	10,937	(5,469)	(49)	(35,774)

	12.31.21	12.31.20
Deferred tax assets:
To be recover in more than 12 months	5,625	5,198
Deferred tax asset	5,625	5,198

Deferred tax liabilities:
To be recover in more than 12 months	(55,063)	(40,972)
Deferred tax liability	(55,063)	(40,972)

Net deferred tax liability	(49,438)	(35,774)

64

2021 FINANCIAL STATEMENTS NOTES

The breakdown of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of the income tax expense is as follows:

	12.31.21	12.31.20	12.31.19
Deferred tax	(6,345)	4,184	(17,052)
Change in the income tax rate	(7,473)	1,284	1,273
Current tax	(2,042)	-	(5,964)
Difference between provision and tax return	224	(92)	(181)
Income tax expense	(15,636)	5,376	(21,924)

	12.31.21	12.31.20	12.31.19
(Loss) Income for the year before taxes	(5,708)	(32,080)	46,847
Applicable tax rate	35%	30%	30%
Result for the year at the tax rate	1,998	9,624	(14,054)
Loss on net monetary position	(3,359)	(2,020)	(3,943)
Adjustment effect on tax inflation	(6,972)	(3,357)	(5,761)
Non-taxable income	(54)	(63)	742
Difference between provision and tax return	224	(92)	(181)
Change in the income tax rate	(7,473)	1,284	1,273
Income tax expense	(15,636)	5,376	(21,924)

The income tax payable, net of withholdings is detailed below.

	12.31.21	12.31.20
Current
Provision of income tax payable	2,042	-
Tax withholdings	(788)	-
Total current	1,254	-

Note	33 | Tax liabilities

	12.31.21	12.31.20
Non-current
Current
Provincial, municipal and federal contributions and taxes	131	692
VAT payable	-	1,389
Tax withholdings	228	258
SUSS withholdings	27	16
Municipal taxes	233	350
Total current	619	2,705

65

2021 FINANCIAL STATEMENTS NOTES

Note	34 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.20	3,668	540

Increases	1,832	519
Decreases	-	(301)
Result from exposure to inflation for the year	(1,519)	(221)
At 12.31.21	3,981	537

At 12.31.19	4,237	439
Increases	1,097	246
Decreases	(158)	(18)
Recovery	(313)	-
Result from exposure to inflation for the year	(1,195)	(127)
At 12.31.20	3,668	540

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	12.31.21	12.31.20	12.31.19
PESA	Impact study	-	5	-
SACDE	Reimbursement expenses	-	60	41
FIDUS SGR	SGR contribution revenue		45	5
		-	110	46

b.	Expense

Company	Concept	12.31.21	12.31.20	12.31.19

EDELCOS S.A.	Technical advisory services on financial matters	(911)	-	-
PESA	Technical advisory services on financial matters	-	(311)	(279)
SACME	Operation and oversight of the electric power transmission system	(317)	(154)	(170)
OSV	Hiring life insurance for staff	-	(41)	(41)
SB&WM Abogados	Legal fees	-	(20)	-
FIDUS	Legal fees	-	(6)	(2)
ABELOVICH, POLANO & ASOC.	Legal fees	-	(2)	(3)
		(1,228)	(534)	(495)

c.	Key Management personnel’s remuneration

	12.31.21	12.31.20	12.31.19

Salaries	1,518	486	605

66

2021 FINANCIAL STATEMENTS NOTES

The balances with related parties are as follow:

d.	Receivables and payables

	12.31.21	12.31.20
Other receivables - Non current
SACME	2	5

Other receivables - Current
FIDUS SGR	-	26
SACME	1	2
	1	28

Other payables
Andina PLC	(119)	-
SACME	(19)	(22)
	(138)	(22)

(*) Balances held and transactions carried out as of December 31, 2020 and 2019, respectively, with the companies that comprised the Company’s former controlling economic group (Pampa Energía S.A.) are disclosed for comparative purposes.

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence.

The agreements with related parties that were in effect throughout fiscal year 2021 are detailed below:

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the CABA and the Greater Buenos Aires distribution areas to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2021 amounted to $ 317.

67

2021 FINANCIAL STATEMENTS NOTES

Agreement with EDELCOS S.A.

The agreement comprises the provision to the Company of technical advisory services especially on financial topics. It expires in December 2026, but may be extended if so agreed by the parties. In consideration of these services, the Company pays EDELCOS S.A. either an annual amount of $ 1,766 or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the related value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2021, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 911 relating to the services rendered in the second half of 2021.

Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25, in the capacity as protector partner and with the scope set forth in Law No. 24,467.

Furthermore, on December 21, 2020, the contribution made as protector partner was refunded to the Company.

Note	36 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-        1245 Azara St. – CABA

-	2163 Don Pedro de Mendoza Av. – CABA

-        2482 Amancio Alcorta Av. – CABA

-        Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	37 | Shareholders’ Meetings

The Company Ordinary Shareholders’ Meeting held on April 27, 2021 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2020;
-	To allocate the $ 17,698 loss for the year ended December 31, 2020 (at the purchasing power of the currency at December 31, 2021 amounts to $ 26,704) to the partial absorption of the Discretionary reserve, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550;
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;

68

2021 FINANCIAL STATEMENTS NOTES

Furthermore, on August 10, 2021 an Ordinary Shareholders’ Meeting was held, at which the following issues, among others, were dealt with:

-	Consideration of the actions taken by the Directors and Supervisory Committee members that resigned their positions as from June 30, 2021, and their respective remunerations;
-	Consideration of the appointment of Directors and Supervisory Committee members as from June 30, 2021.

Finally, and in relation to what was discussed by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020, in which it was decided to approve the modification of Articles No. 13, 19, 23, 25 and 33 and an ordered text of the Bylaws, ad-referendum of its approval by the ENRE, dated February 23, 2022 through Resolution No. 62/2022, the Regulatory Entity gave its approval.

Note	38 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following recent events stand out:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received to date the payment of USD 720,000. The remaining balance for USD 280,000 will be collected in accordance with a new payment schedule to be agreed upon between the Company and the insurance company. At the date of these financial statements, such payment schedule is being negotiated.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

Finally, as a result of the assessment of different alternatives aimed at the recovery of the referred to claim, on January 18, 2021, the Company’s Board of Directors accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., whereby edenor assigns and transfers the claim, under the terms of section 1,614 and subsequent sections of the Civil and Commercial Code.

By virtue of the assignment, Creaurban S.A. will assume the consequences and results deriving from the Reorganization proceedings, the Claim in Litigation and/or any other action or arrangement deriving from the claim to collect the Claim in Litigation; whereas the Company agrees to immediately give Creaurban S.A., with no deductions whatsoever, any amount or assets received on account of the referred to claim.

The assignment of the claim was agreed for a value of: (i) $ 400 million, which was paid by Creaurban S.A. on January 27, 2021; plus (ii) an additional contingent price determined in meters that will be of 30% of the square meters to which the holder of the claim would be entitled if an Internal Rate of Return of at least 15% per annum after taxes were applied to the New Tower Project, after having deducted the New Tower’s development and construction costs and the commitments of the trust and the repayment of the mortgage loan with Banco Patagonia S.A. To be valid, the assignment was subject to the acceptance by Banco Comafi S.A. of an offer under similar terms, condition which was met on January 19, 2021, with the offer of assignment thus becoming accepted by edenor.

69

2021 FINANCIAL STATEMENTS NOTES

As of December 31, 2021, a gain has been recognized on recovery of allowance for $ 580, which is disclosed in Other financial results, resulting from edenor’s acceptance of the aforementioned offer.

Note	39 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

By virtue of such agreement, Pampa Energía S.A. agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A Shares and votes in edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to transaction.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Empresa de Energía del Cono Sur S.A. in accordance with the share purchase and sale agreement entered into on December 28, 2020.

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on June 30, 2021.

Within this context, after the aforementioned transfer, the Class A Directors tendered resignation; therefore, to fill the vacancies, the Company’s Supervisory Committee appointed Messrs. Neil A. Bleasdale (Chairman), Esteban Macek (Vice-Chairman); Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as Directors and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as Alternate Directors.

Finally, as required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. will announce the launching of a mandatory Public Tender Offer to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

Note	40 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2021:

-	Public Hearing – ENRE Resolution No. 25/2022, see Note 2.b;
-	Seasonal prices - ENRE Resolution No. 41/2022, see Note 2.b;
-	Special system for the settlement of debts – Executive Order No. 88/2022, see Note 2.c.
-	Amendment to the By-laws – ENRE Resolution No. 62/2022, see Note 37.
-	Transition tariff – ENRE Resolution No. 76/2022, see Note 2 paragraphs b and g.

NEIL BLEASDALE
Chairman

70

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2021 and 2020, and the related statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation is a material uncertainty that may cast significant doubt on its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

71

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2021, the Company’s property, plant and equipment balance was $195,374 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodic basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment assessment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

72

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s property, plant and equipment. These procedures also included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical accuracy of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management relating to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the energy distribution business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the financial statements regarding the evaluation of the recoverable amount of property, plant and equipment.

Company’s Going Concern Assessment

As described above and in Note 1 to the financial statements, the Company’s current economic and financial situation is a material uncertainty that may cast significant doubt on its ability to continue as a going concern. The suspension of the electricity rate adjustment since February 2019, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and for maintaining the quality of the service, in a context of inflation in which the Argentine economy has been since mid-2018, represents a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or being unable to meet expectations for salary increases or the increases recorded in third-party costs. Management's plans in regard to these matters are also described in Note 1. The financial statements have been prepared assuming that the Company will continue as a going concern. This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

The principal considerations for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter are the significant judgment by management when evaluating the uncertainty related to financial condition, operating results and cash flows, which impacts the Company’s forecasted operating results. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the nature, opportunity and form of the electricity rate increases; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

73

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls related to the Company's going concern assessment, including forecasting related to financial condition, operating results cash flows. The procedures also included, among others (i) testing management’s process for forecasting operating results within one year after the date the financial statements are issued; (ii) evaluating the mathematical accuracy of the calculations; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions, including the nature, opportunity and form of the electricity rate increases; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Professionals with specialized skills and knowledge were used to assist us in evaluating whether the assumptions were reasonable considering the consistency with external market and industry data.

PRICE WATERHOUSE & CO. S.R.L.

______________________________

/s/ Raúl Leonardo Viglione (Partner)

Autonomous City of Buenos Aires, Argentina

March 9, 2022

We have served as the Company’s auditor since 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2022